Heman Lawson Hawks LLP
Certified Public Accountants
*We Know Money Matters*SM

LafayetteRaceway.com, LLC

Reviewed Financial Statements

For the Period June 23, 2016 Through December 31, 2016

2522 N. Salisbury Street • West Lafayette, IN 47906-1492 • 765-463-5566 • Fax 765-463-0049
2122 Veterans Memorial Pkwy S, Suite D, Lafayette, IN 47909-9339 • 765-269-4060 • Fax 765-471-0242
501 W. 4th Street • Fowler, IN 47944 • 765-884-8303 • Fax 765-884-8263
Licensed in Indiana

CONTENTS

Independent Accountants' Review Report

Balance Sheet - Unaudited

Income Statement - Unaudited

Statement of Cash Flows - Unaudited

Notes to the Financial Statements - Unaudited

Heman Lawson Hawks LLP
Certified Public Accountants
We Know Money Matters℠

Independent Accountants' Review Report

To Management
LafayetteRaceway.com, LLC
Lafayette, IN

We have reviewed the accompanying financial statements of LafayetteRaceway.com, LLC (an Indiana Limited Liability Company), which comprise the balance sheet - unaudited as of December 31, 2016, and the related statement of income - unaudited and cash flows - unaudited for the period June 23, 2016 through December 31, 2016, and the related notes to the financial statements - unaudited. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Heman Lawson Hawks LLP

Heman Lawson Hawks LLP
West Lafayette, IN

February 03, 2017

2522 N. Salisbury Street • West Lafayette, IN 47906-1492 • 765-463-5566 • Fax 765-463-0049
2122 Veterans Memorial Pkwy S, Suite D, Lafayette, IN 47909-9339 • 765-269-4060 • Fax 765-471-0242
501 W. 4th Street • Fowler, IN 47944 • 765-884-8303 • Fax 765-884-8263
Licensed in Indiana

LafayetteRaceway.com, LLC
Balance Sheet - Unaudited
December 31, 2016

Assets

		2016
Current Assets		
Note Receivable - Related Party	$	1,000
Work In Process		26,627
Total Current Assets		27,627
Total Assets	$	27,627

Liabilities and Members' Equity

		2016
Long-Term Liabilities		
Note Payable - Related Party	$	26,627
Total Long-Term Liabilities		26,627
Total Liabilities		26,627
Members' Equity		
Beginning Balance		-
Contributed Capital		1,000
Net Income (Loss)		-
Ending Members' Equity		1,000
Total Liabilities and Members' Equity	$	27,627

LafayetteRaceway.com, LLC
Income Statement - Unaudited
For the Period June 23, 2016 through December 31, 2016

	2016	%
Income	$ -	-
Operating Expenses	-	-
Net Income (Loss)	$ -	-

LafayetteRaceway.com, LLC
Statement of Cash Flows - Unaudited
For the Year Ended December 31, 2016

	2016
Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Adjustments to reconcile net income (loss) to	
net cash provided by (used in) operating activities:	
Losses (Gains) on Sales of Fixed Assets	-
Decrease (Increase) in Operating Assets:	-
Increase (Decrease) in Operating Liabilities:	-
Total Adjustments	-
Net Cash Provided By (Used In)	
Operating Activities	-
Cash Flows from Investing Activities	
Work In Process	(26,627)
Net Cash Provided By (Used In)	
Investing Activities	(26,627)
Cash Flows from Financing Activities	
Note Payable - Related Party	26,627
Note Receivable - Related Party	(1,000)
Capital Contributions	1,000
Net Cash Provided By (Used In)	
Financing Activities	26,627
Net Increase (Decrease) In	
Cash and Cash Equivalents	-
Beginning Cash and Cash Equivalents	-
Ending Cash and Cash Equivalents	$ -

LafayetteRaceway.com, LLC
Notes to Financial Statements - Unaudited
For the Period June 23, 2016 through December 31, 2016

1. Accounting Policies

This summary of significant accounting policies of LafayetteRaceway.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform and are in accordance with accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company is a Limited Liability Company whose founding member is Snyder Entertainment Group, LLC. As of December 31, 2016, the Company has not yet begun operations of its planned family fun park. The Company will own the family fun park while Snyder Entertainment Group, LLC will act as manager. The park will be located in Lafayette, IN and will offer various attractions to entertain the local community. The attractions will be introduced in six different phases over the course of three years. The planned opening of Phase 1 of the attractions is scheduled for Spring 2017.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Subsequent Events

The date through which subsequent events were evaluated is February 3, 2017. There were no material items that would have an effect on the financial statements.

2. Related Party Transaction

As previously mentioned, Snyder Entertainment Group, LLC owns the Company and is currently funding the start up phase of the family fun park. As of December 31, 2016, the Company owes Snyder Entertainment Group, LLC $26,627 relating to Work In Process. The Note Payable - Related Party balance as of December 31, 2016 is $26,627.

In addition, Snyder Entertainment Group, LLC has agreed to contribute $1,000 as a Capital Contribution via a promissory note. The Note Receivable - Related Party balance as of December 31, 2016 is $1,000.

3. Income Taxes

The Company is a Limited Liability Company and is owned by Snyder Entertainment Group, LLC. The taxable income of Snyder Entertainment Group, LLC is reported on the tax return filed by Snyder Entertainment Group, LLC. Therefore, no provisions for income taxes are made in these statements.

Tax Years Open For Examination

To date, no tax returns have been filed for the Company. Thus, there are no previous years that remain open for examination.